FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person(*) Roberts, Peter H.	2. Date of Event Requiring Statement (Month/Day/Year) 01-30-02	4. Issuer Name and Ticker or Trading Symbol Boca Resorts, Inc. (“RST”)
(Last)(First)(Middle) 450 East Las Olas Boulevard	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	5. Relationship of Reporting Person to Issuer (Check all applicable) ☒ Director ☐ Officer (give title below) ☐ 10% Owner ☐ Other	6. If Amendment, Date of Original N/A
(Street) Fort Lauderdale Florida 33301			7. Individual or Joint/Group Filing (Check applicable line) ☒ Form filed by one Reporting Person ☐ Form filed by more than one Reporting Person
(City)(State)(Zip)
TABLE I — Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form Director (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 4)

Class A Common Stock, $.01 par value	400,000	D	N/A
Class A Common Stock, $.01 par value	13,000	I	(1)

(*)	If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 3 (continued)

Table  II — Derivative Securities Beneficially Owned

(e.g.,puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price Of Derivative Security	5. Ownership Form Of Derivative Security Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expir- ation Date	Title	Amount or Number of Shares
Stock Options	(2)	03-04-07	Class A Common	15,000 sh.	$10.00	D	N/A
Stock Options	(3)	01-02-08	Class A Common	25,000 sh.	$17.25	D	N/A
Stock Options	(4)	01-30-12	Class A Common	25,000 sh.	$11.95	D	N/A

Explanation of Responses:

(1) The reporting person disclaims beneficial ownership of these shares, all of which are beneficially owned by his wife.

(2) The options were granted on March 4, 1997 and vested in four equal annual installments beginning on March 4, 1998.

(3) The options were granted on January 2, 1998 and vest in four equal annual installments beginning on January 2, 1999.

(4) The options were granted on January 30, 2002 and vest in four equal annual installments beginning on January 30, 2003.

PETER H. ROBERTS	2/6/02

**Signature of Reporting Person	Date

**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.